United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ☐.)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale on the Extraordinary Independent Consulting Committee for Investigation

Rio de Janeiro, March 20th, 2019 — Vale S.A (“Vale”) informs that the Board of Directors, with the support of the international consulting company Korn Ferry, decided to change the composition of the Extraordinary Independent Consulting Committee for Investigation (“CIAEA”), appointing Manuel Martins, in replacement of Jean-Pierre Paul Rémy.

The Board of Directors is thankful for Jean-Pierre Paul Rémy for the excellent work and differentiated views on the structuring of the CIAEA and wishes Manuel Martins good luck in his work with the Committee.

Therefore, the CIAEA shall have the following composition:

Dr. Ellen Gracie (external independent member, Chairperson of the committee) — Former Minister of the Federal Supreme Court and of the Electoral Superior Court, President of the Special Committee for Investigation at Petrobras, President of the Special Committee for Investigation at Eletrobras.

Jose Francisco Compagno (external independent member) — Leadership Partner of the Forensic Department at EY from 2002 to 2018, and Leadership Partner for Transaction Support from 2001 to 2005. Auditing Partner at Arthur Andersen from 1998 to 2001. Director of Auditing at Coopers & Lybrand Auditores Independentes from 1987 to 1998. Graduated in Accounting Sciences at FMU - SP. Member of the Executive Committee at EY from 2016 to 2017.

Manuel de Almeida Martins (external independent member) — Civil Engineer graduated by the School of Engineering of the Federal University of Rio de Janeiro (UFRJ) in 1971, with specialization in geotechnical engineering and dam engineering. He carried out activities for thirty years in studies, project detailing, construction monitoring, supervision, quality control, monitoring and assessments on safety of dams and foundation works in large Brazilian companies as a geotechnical engineer and department manager specialized in geotechnics. In the last twenty years, he has worked as an Independent Consultant in geotechnical engineering for infrastructure projects, mainly dams.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: March 20, 2019		Director of Investor Relations